SCHEDULE 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Affinity Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00826M103

CUSIP Number

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The South Financial Group Foundation
2	Check the Appropriate Box if a Member of a Group (a)_____ (See Instructions) (b) __X
3	SEC Use Only
4	Citizenship or Place of Organization: South Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,454,190
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 4,454,190
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,454,190
10	Check if the Aggregate Amount of Row (9) Excludes Certain Shares:
11	Percent of Class Represented by Amount in Row (9) 10.14%
12	Type of Reporting Person ( See Instructions) CO

Item 1.

(a)	Name of Issuer: Affinity Technology Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:	8807A Two Notch Road, Suite A
Columbia, SC 296223

Item 2.

(a)	Name of Person Filing: The South Financial Group Foundation
(b)	Address of Principal Office or, if none, Residence: 104 South Main Street, Greenville, SC 29601
(c)	Citizenship: South Carolina
(d)	Title of Class of Securities: Common Stock, $0.0001 par value
(e)	CUSIP Number: 00826M103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	____	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	____	Bank as defined in Section 3(a) (6) of the Exchange Act.
(c)	____	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	____	Investment company registered under Section 8 of the Investment Company Act.
(e)	____	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	____	An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);
(g)	____	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	____	A church plan that is excluded form the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	____	Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 4,454,190
(b)	Percent of class: 10.14%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,454,190
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 4,454,190
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following:     [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2006

(Date)

THE SOUTH FINANCIAL GROUP FOUNDATION

By: /s/   William S. Hummers III
            (Signature)

William S. Hummers III, Authorized Person and Director

(Name and Title)